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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated July 25, 2002 announcing Sonera Corporation's interim report for period April-June 2002.

SONERA CORPORATION
STOCK EXCHANGE RELEASE 1(xx)
July 25, 2002 at 10.00 am

SONERA'S INTERIM REPORT APRIL-JUNE 2002

        SONERA GROWS UNDERLYING EBITDA 60% AND IMPROVES UNDERLYING PRE-TAX PROFIT OVER EUR 100 MILLION, REDUCES NET DEBT TO EUR 2.1 BILLION IN SECOND QUARTER, RECORDS NON-CASH UMTS WRITE-DOWN OF EUR 4.3 BILLION.

        — Underlying EBITDA rose 60% to EUR 195 million (122) in the second quarter, mainly due to significant improvement in Service Businesses. Mobile Communications Finland continued strong performance.

        — Excluding non-recurring items, the underlying profit before income taxes and minority interest improved significantly to EUR 78 million (loss of EUR 28 million) in the second quarter.

        — Net debt fell by EUR 323 million during the second quarter to EUR 2,142 million. Asset sales resulted in cash proceeds of EUR 216 million during the quarter. Cash flow from operations rose to EUR 209 million in the second quarter (last year negative EUR 3 million).

        — Based on significant changes in circumstances, a non-cash write-down is recorded on Sonera's international UMTS investments, totaling EUR 4,280 million before taxes and EUR 3,045 million after deferred tax benefit. The carrying value of international UMTS investments after the write-down is EUR 72 million

        — As a result from the non-cash write-down, the second quarter loss before income taxes and minority interest was EUR 4,188 million (profit of EUR 560 million). In 2001, the second quarter results included gains of EUR 595 million from the sales of VoiceStream and Powertel.

        — Loss per share was EUR 2.63 (earnings per share EUR 0.56) in the second quarter. The write-down does not change Sonera's dividend policy that is based on cash flows.

        — Sonera refocuses business organization to an integrated customer-driven approach.

        — EU clears the merger between Sonera and Telia.

        — Sonera repeats full-year underlying EBITDA outlook: underlying EBITDA to improve by about a third from the 2001 level.

CONSOLIDATED KEY FIGURES

	April-June 2002	April-June 2001	Change %	Jan.-June 2002	Jan.-June 2001	Change %	Full year 2001
	EUR million
Revenues	548	557	(2)	1,084	1,082	0	2,187
Comparable revenue growth (%)	5.0	12.1	—	4.6	9.4	—	7.6
Underlying EBITDA	195	122	60	386	224	72	562
Underlying EBITDA margin (%)	35.6	21.9	—	35.6	20.7	—	25.7
Underlying operating profit	114	38	200	225	56	302	230
Reported operating profit (loss) (1)	(303)	626	(148)	101	926	(89)	951
Equity loss in associated companies	(3,890)	(56)	n/m	(3,979)	(94)	n/m	(202)
Underlying profit (loss) before income taxes and minority interest	78	(28)	379	102	(65)	257	(4)
Reported profit (loss) before income taxes and minority interest	(4,188)	560	(848)	(3,909)	805	(586)	445
Reported net income (loss)	(2,933)	513	(672)	(2,663)	(678)	(493)	409
Cash provided by (used in) operating activities	209	(3)	n/m	289	22	n/m	197
Capital expenditures on fixed assets	56	90	(38)	107	172	(38)	359
Investments in shares and shareholder loans	3	31	(90)	123	431	(71)	572
Proceeds from sale of shares and other assets	216	751	(71)	1,110	1,175	(6)	2,193
Net debt	2,142	5,122	(58)	2,142	5,122	(58)	3,268
Shareholders' equity	1,856	3,956	(53)	1,856	3,956	(53)	4,575
Return on capital employed (%)	(257.8)	27.2	—	(235.2)	20.6	—	7.9
Return on shareholders' equity (%)	(348.6)	56.1	—	(165.3)	37.5	—	10.5
Equity-to-assets ratio (%)	32.9	39.7	—	32.9	39.7	—	52.4
Net debt-to-equity ratio (gearing)(%)	115.3	128.9	—	115.3	128.9	—	71.2
Earnings (loss) per share (euros)	(2.63)	0.56	(568)	(2.39)	0.74	(422)	0.44
Shareholders' equity per hare (euros)	1.66	4.37	(62)	1.66	4.37	(62)	4.10
Average number of shares thousands)	1114752	906091	23	1114752	906091	23	924346
Shares outstanding at end of period thousands)	1114752	906091	23	1114752	906091	23	1114752
Average number of personnel	8,198	11,115	(26)	8,725	11,135	(22)	10,482

1)
Includes EUR 436 million write-down on Ipse 2000 for the second quarter of 2002.

        The interim financial statements are prepared in accordance with Finnish accounting practice and have not been audited. The information on associated companies and other major investments which is given in this interim report is based on reports received from the companies or on press releases published by the companies.

SONERA CORPORATION
Jari Jaakkola
Executive Vice President, Corporate Communications & IR

        For further information, please contact:

Mr Kim Ignatius, CFO, tel. +358 2040 54015,

email: kim.ignatius@sonera.com

        Mr Jari Jaakkola, Executive Vice President, Corporate Communications & IR, tel. +358 2040 65170, email: jari.jaakkola@sonera.com

        Mr Samppa Seppälä, Vice President, Investor Relations, tel. +358 2040 63416, email: samppa.seppala@sonera.com

        In the United States, mr. Steve Fleischer, Vice President, Investor Relations, tel. +1 973 448 4616, email: steve.fleischer@sonera.com

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

COMMENTING THE SECOND QUARTER RESULTS, HARRI KOPONEN, CEO OF SONERA SAID:

        "The profitability of Sonera's business and the cash flows have improved substantially during the past year. In April-June, Sonera's underlying EBITDA and cash provided by operating activities rose to a record-high level. The rapid strengthening of profitability is a significant achievement particularly in a time suffering from considerably poorer market conditions than in previous years.

        I am pleased that we have achieved or exceeded all efficiency-boosting targets that we set in connection with the share issue of last autumn: We have capped our UMTS investments in Europe and proceeded in the radical scale-down of our Service Businesses. Furthermore, we have improved overall cash flows from operations considerably and carried out successful assets disposals. At the same time, we are cost-effectively transferring to the new generation of mobile communications in Finland. In order to improve our customer focus, as promised, we introduced the new integrated business organization on July 1.

        A significant non-recurring item, the write-down of the UMTS investments in Germany and Italy, was reported in the second quarter. However, the write-down had no impact at Sonera's cash flows. The write-down concerning Germany is based on the Group 3G shareholders' recent experiences of the German mobile communications markets and trends, the increase in cost of capital and the technology delay of the third generation mobile communications. Based on this development, the company's current business strategy is no longer feasible. The Board of Directors of Group 3G has decided to halt the company's current business operations. The write-down in Italy reflects the changed view of the Ipse 2000 major shareholders of the opportunities offered by the markets and the experiences from Germany. On the basis of the new situation, Sonera has performed an impairment analysis, which requires that the UMTS investments in Germany and Italy be fully written off. I would like to point out that Sonera considers its UMTS investments with the conservatism of a financial investor, without regard to the value that the licenses may have through frequency trading or other change in regulatory environment.

        The current write-down will improve Sonera's results in the next few years, as no more equity loss will be recorded from Group 3G. In spite of the significant write-down, our solidity remains on an acceptable level: our equity-to-assets ratio will improve from the current 33% to approximately 40% by the end of this year. Sonera will also retain its ability to pay dividends, and we will consequently be able to pay dividends in accordance with the previously outlined dividend policy.

        Turning to the full-year outlook, the forecast of consolidated underlying EBITDA remains unchanged and the cash flow estimate is slightly improved. Our profitability trend constitutes a solid basis for the integration of our operations with Telia, which will create a strong market leader in the Nordic and Baltic countries."

OPERATING CASH FLOW AT RECORD-HIGH LEVELS, NON-CASH UMTS WRITE-DOWN RECORDED IN THE SECOND QUARTER EARNINGS

        Consolidated revenues in the second quarter of 2002 were EUR 548 million (EUR 557 million in the second quarter of 2001), representing a decrease in revenues of 2% on the same period a year earlier. Comparable revenues nevertheless grew by 5%, taking into account businesses divested. Comparable revenues from Mobile Communications Finland rose by 3%, from Sonera Telecom by 4% and from Service Businesses by 7%.

        Second-quarter underlying EBITDA (excluding all non-recurring items) improved by 60% and was EUR 195 million (122), representing 36% of revenues (22%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses. Underlying EBITDA was also 2% higher than in the first quarter of 2002.

        Underlying operating profit improved significantly to EUR 114 million (38) while the reported operating loss was EUR 303 million (profit of EUR 626 million). The reported operating loss for the second quarter includes gains of EUR 55 million from the sales of Primatel, Libancell and Gateway lease assets, and a write-down of EUR 436 million for Ipse 2000. In the second quarter of 2001, the reported operating profit included non-recurring income totaling EUR 588 million, mainly relating to the sales of VoiceStream and Powertel.

        Sonera's equity loss in associated companies in the second quarter was EUR 3,890 million (loss of EUR 56 million), primarily due to a non-cash write-down recorded for Group 3G, Sonera's 42.8% UMTS associated company in Germany.

        The underlying profit before income taxes and minority interest improved significantly to EUR 78 million (loss of EUR 28 million), mainly due to significant improvement in the underlying EBITDA. As a consequence of the non-cash write-downs of international UMTS investments, the reported loss before income taxes and minority interest for the second quarter was EUR 4,188 million (profit of EUR 560 million). The reported net loss was EUR 2,933 million (profit of EUR 513 million) in the second quarter. The impact of write-downs was partly offset by a deferred tax benefit recorded.

        The underlying earnings per share were EUR 0.09 (loss per share of EUR 0.03) while the reported loss per share was EUR 2.63 (earnings per share of EUR 0.56).

        Cash provided by operating activities in the second quarter grew significantly to EUR 209 million (negative EUR 3 million). Operating cash flow was improved by higher underlying EBITDA, lower interest expenses and also by a EUR 34 million income tax refund.

        During the second quarter, Sonera's average payroll was 8,198 (11,115), showing a decrease of 26%. At the end of June, the number of employees was 7,472, showing a decrease of 26% from the year-end 2001. The sale of Primatel at the end of May reduced the number of employees by approximately 1,700.

UNDERLYING EBITDA FOR JANUARY-JUNE 72% AHEAD OF LAST YEAR

        Consolidated revenues in January-June 2002 remained at the level of previous year and totaled EUR 1,084 million (EUR 1,082 million in January-June 2001). Comparable revenues nevertheless grew by 5%, taking into account businesses divested. Comparable revenues from Mobile Communications Finland rose by 3%, from Sonera Telecom by 4% and from Service Businesses by 14%.

        January-June underlying EBITDA (excluding all non-recurring items) improved by 72% and was EUR 386 million (224), representing 36% of revenues (21%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses.

        Underlying operating profit improved significantly to EUR 225 million (56) while the reported operating profit was EUR 101 million (926). The reported operating profit in January-June includes capital gains of EUR 369 million, mainly relating to sales of Pannon, Sonera Info Communications, Primatel and Libancell, and non-cash write-downs of EUR 460 million, mainly relating to Ipse 2000. In January-June 2001, the reported operating profit included non-recurring income totaling EUR 870 million, mainly relating to the sales of TietoEnator, VoiceStream and Powertel.

        Sonera's equity loss in associated companies in January-June increased to EUR 3,979 million (loss of EUR 94 million), primarily due to a non-cash write-down recorded for Group 3G.

        The underlying profit before income taxes and minority interest improved significantly to EUR 102 million (loss of EUR 65 million), mainly due to significant improvement in the underlying EBITDA. As a consequence of the non-cash write-downs of international UMTS investments, the reported loss before income taxes and minority interest for January-June was EUR 3,909 million (profit of EUR 805 million). The reported net loss was EUR 2,663 million (profit of EUR 678 million) in January-June.

        The underlying earnings per share improved to EUR 0.10 (loss per share of EUR 0.07) while the reported loss per share was EUR 2.39 (earnings per share of EUR 0.74).

        Cash provided by operating activities in January-June grew significantly to EUR 289 million (22). Free cash flow (operating cash flow less capital expenditure on fixed assets) improved to EUR 182 million from the negative free cash flow of EUR 150 million in January-June 2001.

BUSINESS AREAS
MOBILE COMMUNICATIONS FINLAND CONTINUES STRONG PERFORMANCE

        Revenues from Mobile Communications Finland were up 3% on the previous year, reaching EUR 319 million (310) in the second quarter. Revenue growth was slowed down by the new interconnection agreements applied starting from September 2001 and the lower SMS prices, as well as high overall penetration. On the other hand, revenues were increased by the increased usage of mobile services and the revised revenue sharing of mobile-originated international call revenues between Mobile Communications Finland and Sonera Telecom from the beginning of 2002. Revenues from non-voice services remained stable at EUR 36 million (36) in the second quarter.

        The profitability of the business area continued to be very strong. Underlying EBITDA for the second quarter was EUR 161 million (161), corresponding to 50.5% of revenues (51.9%). Operating profit was EUR 130 million (129). Profitability improved from the first quarter due to increased revenues and continued cost control efforts, but the underlying EBITDA margin remained slightly below the second quarter of 2001 primarily due to price erosion. Capital expenditures for the business area were EUR 21 million during the second quarter (24).

        Revenues in January-June totaled EUR 620 million (600), a rise of 3% on the previous year. Underlying EBITDA for January-June rose to EUR 311 million (305), corresponding to 50.2% of revenues (50.8%) and operating profit improved to EUR 248 million (242). Capital expenditures for January-June totaled EUR 41 million (50). The operative cash flow measure, underlying EBITDA less capital expenditure, improved to EUR 270 million (255) in January-June.

        During the second quarter, the average monthly use of a Sonera mobile subscription rose to 155 minutes (150) and average monthly revenues per user (ARPU) were EUR 41.0 (42.0). The average number of text messages sent from a Sonera GSM subscription per month was 26.7 (25.4) during the second quarter, representing a rise of 5%.

        The number of Sonera's GSM subscriptions grew by a net 92,570 from the corresponding quarter in 2001, and was 2,453,346 at the end of June (2,360,776). The number of GSM subscriptions increased by a net 42,844 from the end of the first quarter, more than offsetting the net decrease of 11,031 during the first quarter. Both residential and business subscriptions increased during the second quarter. Sonera's primary goal, however, is not to focus on market share at the cost of profitability, but to concentrate on creating long-term profitable growth. Annualized GSM customer churn of 10.7% for the second quarter was lower than in the first quarter, but higher than in the second quarter last year (9.5%) due to increased price competition. Including NMT and service provider subscriptions, the total number of all mobile subscriptions in Sonera's network was 2,526,228 at the end of the second quarter.

        International roaming is a key area for Sonera, and Sonera continues to be a forerunner in providing global service coverage for its customers. Sonera's voice roaming coverage is already extensive, and the Company offers its customers service in 229 networks in 123 countries. In addition to voice service, non-voice services will become very important. This year GPRS will be strongly in focus, and Sonera currently offers its customers GPRS roaming services in 11 countries and 14 networks.

        Since June 11, 2002, Sonera's mobile customers have been able to send and receive multimedia messages containing text, images, graphics, drawings and voice. At present, there are only a few multimedia phone models available on the market, but their number is expected to grow rapidly within the next few months. Combining voice, text and image brings new dimensions to interpersonal communications. The price of the service is EUR 0.59 per message.

        In June, Sonera also announced jointly with Hong Kong CSL Ltd. and Aicent Inc. the launch of the world's first commercial inter-operator Multimedia Messaging Service (MMS) over Sonera's and Aicent's GPRS Roaming Exchange (GRX) networks.

        Sonera will launch the first commercial UMTS pilot services in limited areas in Finland on September 26, 2002. The services will be launched in cooperation with Nokia, and this will be the first step in creating a full range of advanced and easy-to-use services. Sonera currently estimates that the UMTS market will open up on a wider scale in 2004-2005.

        During the transition period between GSM and UMTS, GPRS makes it easier for customers to use different kinds of services, as the connection is always active. Higher data transmission speeds also make the usage more convenient. In the beginning, UMTS network will be available in the major cities, while GPRS is already available in the whole country.

EQUITY LOSSES NARROW AT INTERNATIONAL GSM MOBILE COMMUNICATIONS, NUMBER OF SUBSCRIBERS GROWS

        Sonera's equity loss in GSM associated companies decreased to EUR 21 million (loss of EUR 41 million) in the second quarter, mainly due to improved results of Turkcell (Sonera's share 37.1%). Turkcell and Fintur (35.3%) are consistently included in Sonera's equity income with a three-month lag.

        Estimated aggregate revenues of GSM associated companies were EUR 750 million in the second quarter and decreased 13% in comparable terms, mainly due to lower revenues from Turkcell. At the end of the second quarter, the aggregate number of customers of these associated companies was estimated at 18.4 million, as compared to 16.2 million at the end of the first quarter.

        Equity income recorded from Turkcell was EUR 1 million (loss of EUR 23 million) for the second quarter. The slow recovery from the economic crisis in Turkey continues to have a negative impact on consumer spending. However, despite the continued adverse impact of the financial turmoil of 2001, the Turkish mobile market was growing in the first half of 2002. The growth in the number of Turkcell's customers has also continued during the first half of 2002 and has strongly picked up during the second quarter, exceeding Turkcell's earlier expectations. On June 30, 2002, Turkcell had 13.8 million customers, consisting of 4.6 million post-paid and 9.2 million pre-paid subscribers. The total subscriber base increased by 22% compared to June 30, 2001 and by 9% compared to March 31, 2002. Turkcell has already earlier announced that it is now focusing mainly on profitability and on the market share of high-value customers.

        Equity loss recorded from Fintur Holdings was EUR 30 million (loss of EUR 32 million) in the second quarter. The pending Fintur restructuring will allow Sonera to acquire control in Fintur's profitable operations by increasing its interest in Fintur's GSM operations to 58.55%. At the same time, Sonera and Turkcell intend to sell their holdings in Fintur's loss-making technology and media businesses to the Çukurova Group. The net compensation paid by Sonera to the Çukurova Group is expected to be approximately US$115 million, and the transactions are expected to take place during the summer of 2002.

        During the second quarter, the number of Fintur's GSM customers grew by 130,000 totaling 1,380,000 customers at the end of June. The growth in absolute terms was strongest in Kazakhstan and Georgia.

        Equity income recorded from other GSM associated companies decreased to EUR 8 million (14) in the second quarter, primarily due to the sale of Pannon GSM during the first quarter.

        In Russia, the restructuring of MegaFon was substantially completed during the second quarter. Sonera currently holds 28% in Megafon and, after certain remaining steps of the reorganization have been completed, Sonera's ownership will be 26%. The customer base of MegaFon grew by 426,000 during the second quarter and totaled 1,680,000 at the end of June. MegaFon is the only operator in Russia with licenses spanning the whole country.

        In June, Sonera sold its 14% interest in Libancell for EUR 24 million.

NON-CASH WRITE-DOWNS REDUCE THE CARRYING VALUE OF SONERA'S INTERNATIONAL UMTS INVESTMENTS TO EUR 72 MILLION

        Equity loss recorded from the German UMTS associated company Group 3G (Sonera's interest 42.8%) was EUR 3,863 million (loss of EUR 7 million) in the second quarter, of which EUR 3,844 million is attributable to a non-cash write-down of Sonera's investment in Group 3G, and EUR 19 million to the company's ongoing operating loss.

        In June, both Sonera and Télefonica Móviles, the majority shareholder of Group 3G, converted their shareholder loans receivable, together with the related interest and fee receivables, into shareholders' equity in Group 3G.

        At the end of June, the number of Group 3G customers was 197,000, as compared to 91,000 customers at the end of March. In July, the board of Group 3G has discussed the feasibility of the business plan based on the first six months actual performance of commercial operations and contrasting it with external analysis of the German market and Quam's positioning. Upon these data the shareholders of Group 3G believe that the original strategy for the company is no longer feasible and have decided to halt 3G's commercial operations.

        Sonera has performed an impairment analysis based on the changed circumstances and assumptions, which led to a non-cash write-down of Sonera's investment in Group 3G, totaling EUR 3,844 million. The write-down reduces the carrying value of Sonera's investment to zero. As a result of the full write-down, Sonera will not record any future equity losses from Group 3G, because Sonera has no funding commitment in Group 3G.

        In case Group 3G raises its share capital and Sonera does not participate in the share issue, Sonera's interest in Group 3G may be diluted based on the "fair market value" of Group 3G at the time of a share capital increase made by Telefónica Móviles. Management is currently unable to assess whether Telefónica Móviles would decide to raise the share capital of Group 3G, and what the fair market value would be at that date. Sonera has already earlier committed itself not to invest additional funds in Group 3G.

        Additionally, the completion of Sonera's planned merger with Telia will give Telefónica Móviles a right to purchase Sonera's share in Group 3G, at Telefónica Móviles' option and at fair market value. The determination of fair market value is based on appraisals of at least two international investment banks, one appointed by Sonera and the other by Telefónica Móviles. Management is currently unable to assess whether Telefónica Móviles would exercise their option after the merger, and what the fair market value would be at that date.

        A similar analysis was performed by Sonera, assisted by a third party advisor, on Ipse 2000 of Italy (Sonera 12.55%). Based on the changed assumptions and expectations, Sonera performed an impairment analysis, which led to a non-cash write-down of Sonera's investment in Ipse, totaling EUR 294 million. Additionally, Sonera charged to expense its capital commitments of EUR 142 million, and has reported them as a long-term liability in the balance sheet. The write-down of the carrying value of Ipse, as well as the capital commitments charged to expense, have been reported within Sonera's operating profit.

        Sonera will realize a tax benefit in Finland due to the write-downs, and has therefore recorded a deferred tax benefit of EUR 1,235 million from the write-downs. The utilization period of the tax benefit will depend, among other things, on the approval by the Finnish tax authority of the impairment in Finnish taxation, and on the amount of annual taxable income in the future. Tax losses in Finland expire in ten years.

        As part of its quarterly review of carrying values, Sonera also performed an impairment analysis on Xfera of Spain (Sonera 14.2%). The analysis supported the carrying value of EUR 72 million for Xfera and no write-down was recorded. Sonera also has capital commitments of maximum of EUR 278 million to invest in the shareholders' equity of Xfera. The Spanish government also released part of the originally EUR 428 million performance guarantees in June and July 2002. The outstanding performance guarantees were EUR 422 million on June 30, 2002 and EUR 387 on July 25, 2002.

EBITDA LOSSES OF SERVICE BUSINESSES WITHIN TARGET

        Revenues from Service Businesses decreased by 21% to EUR 74 million (94) in the second quarter, primarily due to the divestment of Sonera Info Communications at the end of March. The increase in comparable revenues was 7%, taking into account disposals of businesses. The growth in comparable revenues slowed down, as market demand weakened and Sonera scaled back its service offerings.

        Underlying EBITDA loss for the business area decreased significantly to EUR 8 million (loss of EUR 69 million). Reported operating loss for the business area decreased to EUR 32 million (loss of EUR 82 million) and underlying operating loss decreased to EUR 19 million (loss of EUR 80 million). Non-recurring items of EUR 13 million during the second quarter consisted of restructuring expences and write-downs. Capital expenditure for the business area decreased to EUR 4 million during the second quarter (16).

        Revenues in January-June totaled EUR 146 million (157), a decrease of 7% on the previous year. The growth in comparable revenues for January-June was 14%, taking into account disposals of businesses. Underlying EBITDA loss for January-June decreased to EUR 23 million (loss of EUR 155 million). Due to sales gains recorded in the first quarter, the reported operating profit in January-June was EUR 22 million (loss of EUR 182 million). The underlying operating loss decreased to EUR 42 million (loss of EUR 177 million). Capital expenditures for January-June totaled EUR 8 million (27). The operative cash flow measure, underlying EBITDA loss plus capital expenditure, decreased to EUR 31 million (182) of cash spent in January-June.

        Sonera SmartTrust's revenues grew to EUR 12 million (5) during the second quarter. SmartTrust's underlying EBITDA loss decreased to EUR 2 million (loss of EUR 16 million). At the end of June, SmartTrust's order backlog was EUR 19 million. SmartTrust is expected to post at least breakeven underlying EBITDA for the full year 2002.

        Sonera Zed's revenues grew to EUR 11 million (5) in the second quarter. Underlying EBITDA loss narrowed significantly to EUR 4 million (loss of EUR 34 million). After significant restructuring and focusing on selected markets, Sonera Zed further seeks to improve its performance and aims to cap the underlying EBITDA loss to a maximum of EUR 25 million for the full year, compared to a loss of EUR 129 million in 2001.

        Sonera Plaza's revenues amounted to EUR 16 million (13) in the second quarter. Underlying EBITDA improved to zero (loss of EUR 10 million).

        Sonera Juxto's revenues were EUR 16 million (17) in the second quarter and underlying EBITDA loss was EUR 2 million (loss of EUR 2 million). In June, Sonera and Hewlett Packard (HP) signed a five-year cooperation agreement, including joint go-to-market strategy, research and development, and outsourcing of Sonera's data centers to HP. The agreement includes the transfer of 120 people from Sonera Juxto to HP.

        Other units within the business area, primarily related to Sonera's Corporate Research & Development activities, recorded revenues of EUR 19 million (32) and the underlying EBITDA improved to zero (loss of EUR 12 million) during the second quarter.

SALE OF PRIMATEL REDUCES HEADCOUNT OF SONERA TELECOM SIGNIFICANTLY

        Revenues from Sonera Telecom were EUR 254 million (260) during the second quarter, and decreased by 2% mainly due to the sale of Primatel and Gateway leasing business at the end of May. The growth of 4% in comparable revenues, taking into account disposals of businesses, was primarily attributable to increased international transit traffic, partly offset by the general price erosion in data and leased line products.

        Underlying EBITDA for the business area decreased to EUR 38 million (50) in the second quarter, primarily due to the revised revenue sharing of mobile international call revenues between Sonera Telecom and Mobile Communications Finland from the beginning of 2002, the sale of Primatel and Gateway operations, as well as provisions recorded for KPNQwest and WorldCom financial distress. The reported operating profit was EUR 44 million (28) and the underlying operating profit was EUR 8 million (19). Capital expenditure for the business area was reduced to EUR 26 million (46) during the second quarter.

        Revenues in January-June totaled EUR 507 million (505). The growth in comparable revenues was 5% in January-June, taking into account disposals of businesses. Underlying EBITDA for January-June was EUR 93 million (109), with the decline primarily attributable to the second quarter. The reported operating profit was EUR 69 million (54) and the underlying operating profit was EUR 30 million (45) in January-June. Capital expenditures for January-June were reduced to EUR 49 million (85). The operative cash flow measure, underlying EBITDA less capital expenditure, therefore improved to EUR 44 million (24) in January-June.

        In the second quarter, revenues from domestic voice services fell 5% to EUR 53 million (56) as local lines and domestic call minutes declined further. Traffic was reduced due to ADSL and other broadband connections replacing the dial-up Internet traffic.

        Revenues from international calls decreased by 3% and were EUR 38 million (39) in the second quarter. Though international transit traffic continued to increase, revenues declined slightly due to the revised revenue sharing with Mobile Communications Finland.

        The EUR 43 million (40) in revenues generated by data services in the second quarter was partly reduced by the divestiture of businesses in Sweden during 2001 and by the general price erosion. The number of ADSL and other broadband consumer connections continued to show strong growth and totaled 27,873 at the end of June (2,492). Leased lines revenues grew to EUR 15 million (12).

        As a consequence of the KPNQwest bankruptcy and the WorldCom financial difficulties, Sonera recorded a provision of approximately EUR 4 million for the second quarter. Sonera does not expect to incur any future material losses in respect of these companies.

        In the second quarter, revenues from equipment sales grew to EUR 32 million (27) despite the sale of Gateway leasing business at the end of May.

        Revenues from construction and maintenance for the Group's external customers decreased to EUR 4 million (10), primarily due to the sale of Primatel at the end of May. Through the sale of Primatel the number of employees within Sonera Telecom was reduced by approximately 1,700.

        Sonera's equity income in its Baltic and Finnish fixed network associated companies totaled EUR 7 million (10) in the second quarter. The estimated number of subscriptions of the associated companies totaled about 2.4 million at the end of June. The companies' estimated aggregate revenues were EUR 207 million in the second quarter, and grew by 7% in comparable terms.

LEGAL AND REGULATORY DEVELOPMENTS

        In May, the parties to Lattelekom arbitration stated their claims. Tilts Communications A/S, Sonera's wholly-owned Danish subsidiary, claims approximately EUR 152 million from the Republic of Latvia as compensation for losses sustained as a consequence of the shortening by the Republic of Latvia of the twenty-year exclusivity period granted to Lattelekom in 1994, and failure by the Republic of Latvia to ensure that telecommunications tariffs were fixed at contractually agreed levels. The Republic of Latvia has quantified counterclaims of approximately EUR 1,040 million, principally arising from the alleged failure by Tilts to digitalize the fixed network in Latvia and certain other alleged breaches by Tilts of its obligations. Sonera considers that it has valid claims against the Republic of

Latvia and will pursue these. Sonera also believes that the counterclaims by the Republic of Latvia are unfounded and will vigorously defend itself against these counterclaims. Sonera's current holding in Lattelekom is 49%.

        On July 4, 2002, the Supreme Administrative Court accepted an appeal that Sonera filed in January against the Competition Council's decision to prohibit Sonera's acquisition of 16.7% in Loimaan Seudun Puhelin Oy (LSP). After the Supreme Administrative Court's decision, Sonera will start taking the measures required by the initial approval by the Finnish Competition Authority in August 2001. Sonera's current holding in LSP is 29.1%.

        On July 4, 2002, the Finnish Communications Regulatory Authority (FICORA) issued its decision on a complaint filed by Telepohja Oy in January 2000 concerning the pricing of Sonera's leased line operations especially in rural areas. In its decision, the FICORA states that Sonera's pricing is cost oriented as required by the legislation, and that Sonera has operated in compliance with the Communications Market Act (formerly, Telecommunications Market Act). Telepohja also filed a similar complaint with the Finnish Competition Authority (FCA) in January 2000, which complaint is still pending.

CLEARLY IMPROVED FREE CASH FLOW HELPS IN DEBT REPAYMENTS

        Cash provided by operating activities in the second quarter grew significantly to EUR 209 million (negative EUR 3 million). Operating cash flow was improved by higher underlying EBITDA, lower interest expenses and also by a EUR 34 million tax refund. Without the effect of tax payments and the tax refund, operating pre-tax cash flow was EUR 195 million, as compared to negative EUR 19 million in the second quarter of last year. Free cash flow (operating cash flow less capital expenditure on fixed assets) improved to EUR 153 million from the negative free cash flow of EUR 93 million in the second quarter of 2001.

        Cash paid for net interest expenses reduced significantly to EUR 27 million (87) in the second quarter as a result of lower net debt. Dividends received from associated companies totaled EUR 31 million (22) in the second quarter.

        Capital expenditures on fixed assets decreased to EUR 56 million (90) during the second quarter. Equity investments and shareholder loans granted also remained lower than last year at EUR 3 million (31).

CASH PROCEEDS OF EUR 216 MILLION FROM SALE OF NON-CORE ASSETS DURING THE QUARTER

        During the second quarter, Sonera sold its shares in Eliska Wireless Ventures, Primatel and Libancell, and also sold Sonera Gateway's lease financing business. Cash proceeds from the sale of shares and other assets totaled EUR 216 million.

        In April, Sonera sold its 30.1% interest in Eliska, after having received the U.S. Federal Communications Commission approval and having converted the shares into approximately 2.77 million Deutsche Telekom (DT) shares under a put option. The DT shares were immediately sold through a market transaction, and Sonera received approximately EUR 43 million in cash proceeds, representing a price of approximately EUR 15.50 per DT share. The Eliska shares were recorded at the end of the first quarter at their fair market value as if converted to DT shares, and the sale resulted in a capital loss of EUR 5 million for the second quarter. After selling the Eliska shares, Sonera has no investments or receivables related to VoiceStream and Powertel that were acquired by DT in 2001.

        In May, Sonera sold its former wholly-owned subsidiary Primatel Ltd to YIT Corporation for approximately EUR 42 million, less net debt of Primatel of approximately EUR 8 million, resulting in a total consideration of approximately EUR 34 million. In addition, Primatel repaid loans to Sonera in June totaling approximately EUR 9 million. A gain of EUR 31 million was recorded from the sale in the second quarter.

        In May, Sonera also sold Sonera Gateway's lease financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately EUR 114 million and the related lease agreements were transferred to Nordea for a total consideration of EUR 118 million, of which EUR 115 million was received at closing and the rest of the consideration being received over the next three years. A gain of EUR 4 million was recorded from the sale in the second quarter.

        In June, Sonera sold its 14% interest in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately EUR 24 million. A gain of EUR 20 million was recorded from the sale in the second quarter.

NET DEBT FALLS TO EUR 2.1 BILLION

        Through operating cash flow and the sales proceeds during the second quarter, net debt was reduced by a total of EUR 323 million to EUR 2,142 million (EUR 2,465 million on March 31, 2002 and EUR 5,122 million on June 30, 2001). During the twelve-month period ended June 30, 2002, net debt was reduced by approximately EUR 3.0 billion, or by 58%, primarily by selling non-core assets as well as with the proceeds from the Rights Offering in 2001.

        As of June 30, 2002, Sonera's net debt-to-underlying EBITDA ratio (trailing twelve-month underlying EBITDA) was reduced to 3.0, as compared to 3.8 on March 31, 2002.

        Cash and short-term investments totaled EUR 1,044 million and available undrawn committed revolving credit facilities totaled EUR 11 million at the end of the second quarter.

        The amount of Sonera's short-term loans at the end of June was EUR 69 million, and the amount of long-term loans falling due during the next twelve months was EUR 881 million. Sonera intends to finance the repayments of the loans mainly with its cash funds, available undrawn committed revolving credit facilities and cash flow from operations.

        In June, Standard & Poor's raised Sonera's short-term credit rating to A-2 from A-3. The long-term and short-term ratings of BBB/A-2 by Standard & Poor's and Baa2/Prime-2 by Moody's are all currently under review for a possible upgrade.

        On June 30, 2002, the weighted average interest rate (including the impact of hedging measures) on Sonera's loans was 4.53%, slightly lower than on March 31, 2002.

        At the end of the second quarter, the equity-to-assets ratio decreased to 33% (58% on March 31, 2002) as a consequence of the write-downs and exceptionally high cash and short-term investments balance. After repayment of loans in the third quarter, the equity-to-assets ratio is estimated to rise and to be approximately 40% by year-end. The gearing ratio increased to 115% on June 30, 2002 (51% on March 31, 2002 and 129% on June 30, 2001) as a consequence of reduced shareholders' equity after the write-downs.

        On June 30, 2002, Sonera's shareholders' equity totaled EUR 1,856 million, consisting of EUR 1,338 million of restricted equity and EUR 518 million of non-restricted equity. As of June 30, 2002, the distributable funds in Sonera's consolidated shareholders' equity totaled EUR 361 million. The write-downs recorded for the second quarter do not change Sonera's dividend policy, which is based on cash flows rather than on book earnings. The objective of the Board of Directors is for the amount of dividends to be paid to correspond to approximately one-fourth of Sonera's annual free cash flow (cash flow from operations, less capital expenditures on fixed assets).

SONERA SHARE

        In the second quarter, the trading volume of Sonera Corporation shares on Helsinki Exchanges was 251 million shares (242), with the total traded value of EUR 1,189 million (1,967). On Nasdaq, the trading volume in the second quarter was 2.2 million shares (6.9), with the total traded value of US$8.8 million (48).

        On the first trading day of the second quarter, the closing price of the Sonera Corporation share on Helsinki Exchanges was EUR 5.50, while on the last trading day of the quarter it was EUR 3.85. During the second quarter, the share had a low of EUR 3.26 and a high of EUR 5.72 on Helsinki

Exchanges, and the average trading price was EUR 4.74. At the end of June, the Company's market capitalization was EUR 4,294 million.

        The Company's Board of Directors does not have a valid authorization to issue shares, convertible bonds or to launch a stock option scheme. The Board of Directors has the authorization to repurchase a maximum of two million Sonera Corporation shares in public trading. At the end of June, the Company had 550,000 Sonera shares in its own possession.

SONERA REFOCUSES BUSINESS ORGANIZATION TO AN INTEGRATED CUSTOMER-DRIVEN APPROACH

        In the autumn of 2001, Sonera set itself a goal of transforming into a customer-driven business organization. As of July 1, 2002, Sonera has organized all its selling and marketing into the new Sales and Marketing layer that will be responsible for the overall profitability of customer segments or individual large corporate customers. Furthermore, the new approach includes establishing two other business layers: Products and Services, which is responsible for the product portfolio and the development of new products and services, and Production and Networks, which is responsible for the mobile, backbone and local networks. Each of Sonera's current business units have been reorganized into these three layers, and will coordinate horizontally to create a more unified and integrated business and customer approach.

        To support this reorganization and the integrated approach, Sonera also plans to simplify its legal structure in Finland by merging its wholly-owned subsidiaries Sonera Telecom, Sonera Entrum, Sonera Solutions, Sonera Gateway, Sonera Plaza and Sonera Juxto into the parent company Sonera Corporation by the end of 2002.

        Sonera will also continue to report results for its vertical product lines, Mobile Communications, Sonera Services, and Fixed Network.

EU APPROVAL OF TELIA-SONERA MERGER RECEIVED

        On March 26, 2002, Sonera and Telia AB of Sweden announced a plan to merge. On May 28, 2002, the two companies filed a merger notification with the European Commission, and received an approval of the merger on July 10, 2002. In its approval, the EU Commission conditioned the merger on the following commitments by Telia and Sonera:

  •
  Telia has committed to sell its mobile operations, dealership chain and wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of Telia's mobile operations in Finland national roaming on commercial terms and at a fair price if the purchaser does not already have a nationwide GSM network in Finland.

  •
  Telia has committed to sell its Com Hem AB cable TV business and related network in Sweden.

  •
  The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities. The network companies' boards of directors will include an external director appointed according to corporate law. This commitment can be revised after five years.

  •
  The combined company has committed to make available to telecommunications operators in Sweden and Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Pertaining to the roaming product, Telia-Sonera will have the right to require reciprocity in respect of prices, quality and other conditions. This obligation to provide services on a non-discriminatory basis is in force for a period of three years and will be subject to a fast-track dispute resolution procedure by arbitration.

        Sonera and Telia estimate that the conditions set by the EU will have only minor effect on the combined company's results of operations, financial condition and cash flows.

        Telia's exchange offer to Sonera's shareholders will commence after all the second quarter information has been updated to the exchange offer document to be published at the start of the exchange offer period.

        In April, Anders Igel was appointed President and CEO of Telia and the combined Telia-Sonera. He took up his new position at Telia on July 1, 2002.

FULL-YEAR OUTLOOK

        Despite the uncertain economic outlook in Sonera's main market areas, the Group's comparable revenues are estimated to grow in 2002, albeit at a markedly slower rate than in the previous year. Sonera's underlying EBITDA, however, is estimated to improve by about a third from the 2001 level and the EBITDA margin is set to rise above the 30% level.

        As previously stated, the growth in revenues from Mobile Communications Finland is estimated to slow down significantly from the figure a year ago and to be markedly less than 5% in 2002. The slowdown in growth is primarily attributable to the delayed availability of the more advanced terminal devices, the new interconnection agreements, SMS price reduction, as well as tightening competition. Underlying EBITDA in euro terms is estimated to be slightly higher than the level of 2001.

        Owing to the paring down of the Service Businesses, revenue growth will not continue at the strong pace of previous years. On the other hand, the negative underlying EBITDA contribution from the business area will be limited to a maximum of EUR 50 million in 2002. In 2003 the business area's underlying EBITDA will reach at least the breakeven level.

        Sonera Telecom's revenues are expected to grow slightly from the level seen in 2001. Underlying EBITDA will decline from the level of 2001 due to the sale of Primatel and Gateway leasing business, and is estimated to be approximately EUR 190 million.

        Consolidated underlying operating profit is estimated to nearly double on 2001. The reported operating profit, however, will be clearly lower than in 2001 due to smaller capital gains and higher write-downs. Excluding the Group 3G write-down, Sonera estimates the underlying equity loss in associated companies will narrow to a range from EUR 150 million to EUR 200 million in 2002.

        It is estimated that the Group's cash flow from operations will improve significantly in 2002 as underlying EBITDA strengthens and interest expenses diminish. Capital expenditures on fixed assets are estimated to be slightly below EUR 300 million in 2002. As a result, the operative cash flow measure as followed by Sonera (underlying EBITDA, less cash based interest expenses, less capital expenditures on fixed assets) is estimated to be over EUR 300 million.

Helsinki, Finland
July 25, 2002

SONERA CORPORATION
Board of Directors

FINANCIAL INFORMATION

        The financial information given in this press release is based on Sonera's unaudited consolidated interim financial statements that are prepared in accordance with Finnish accounting practice.

        This press release includes information on "underlying EBITDA" and on other similar "underlying" measures of Sonera's results of operations. Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Sonera's management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of Sonera's business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of Sonera's operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to reported operating profit as an indicator of Sonera's operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

FORWARD-LOOKING STATEMENTS

        This press release contains statements concerning, among other things, Sonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent Sonera's future expectations. Sonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including Sonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Sonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Sonera undertakes no obligation to update any of them in light of new information or future events.

CAUTIONARY DISCLAIMER/LEGEND

        The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

INCOME STATEMENT

	April- June 2002	April- June 2001	Jan.- June 2002	Jan.- June 2001	Change %	Full year 2001
	EUR million
Revenues	548	557	1,084	1,082	0	2,187
Other operating income	62	611	382	902	(58)	916
Cost of services and goods	(188)	(185)	(357)	(350)	2	(708)
Personnel expenses	(103)	(135)	(216)	(272)	(21)	(512)
Other operating expenses	(541)	(138)	(631)	(268)	135	(600)
Depreciation and amortization (1)	(81)	(84)	(161)	(168)	(4)	(332)
Operating profit	(303)	626	101	926	(89)	951
Equity income in associated companies	(3,890)	(56)	(3,979)	(94)		(202)
Sales and write-downs of short-term investments	(5)	—	(43)	—		(272)
Financial income and expenses	10	(10)	12	(27)		(32)
Profit before income taxes and Minority interest	(4,188)	560	(3,909)	805	(586)	445
Income taxes	1,255	(47)	1,246	(128)		(35)
Minority interest	—	—	—	1		(1)
Net income	(2,933)	513	(2,663)	678	(493)	409
Average number of shares (1,000 shares)	1114752	906091	1114752	906091	23	924346
Diluted average number of shares (1,000 shares)	1114752	906091	1114752	906091	23	924346
Earnings per share (euros)	(2.63)	0.56	(2.39)	0.74	(423)	0.44
Diluted earnings per share (euros)	(2.63)	0.56	(2.39)	0.74	(423)	0.44
Underlying EBITDA(2)	195	122	386	224	72	562
Underlying
EBITDA-margin (%)	36	22	36	21		26

(1)
In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of EUR 17 million in April-June 2002 and EUR 34 million in January-June 2002 (EUR 18 million in April-June 2001, EUR 35 million in January-June 2001 and EUR 69 million for the full year 2001).

(2)
UnderlyingEBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring and other non-recurring expenses.

UNDERLYING RESULTS (EXCLUDING NON-RECURRING INCOME AND EXPENSES)

	April- June 2002	April- June 2001	Jan.- June 2002	Jan.- June 2001	Change %	Full year 2001
	EUR million
Revenues	548	557	1,084	1,082	0	2,187
Other operating income	7	6	12	12	0	26
Cost of services and goods	(188)	(185)	(357)	(350)	2	(708)
Personnel expenses	(92)	(135)	(203)	(269)	(25)	(488)
Other operating expenses	(80)	(121)	(150)	(251)	(40)	(455)
Depreciation and amortization(1)	(81)	(84)	(161)	(168)	(4)	(332)
Underlying operating profit	114	38	225	56	302	230
Equity income in associated companies	(46)	(56)	(135)	(94)	44	(202)
Financial income and expenses	10	(10)	12	(27)	144	(32)
Underlying profit before income taxes and minority interest	78	(28)	102	(65)	257	(4)
Income taxes	22	(1)	9	—	—	68
Minority interest	—	—	—	1		(1)
Underlying net income	100	(29)	111	(64)	273	63
Underlying earnings per share (euros)	0.09	(0.03)	0.10	(0.07)	243	0.07
Diluted earnings per share (euros)	0.09	(0.03)	0.10	(0.07)	243	0.07
Underlying EBITDA	195	122	386	224	72	562

        The following non-recurring income and expenses have been excluded from the underlying results:

Gains from sale of shares and fixed assets	55	605	369	891	890
Restructuring and other non-recurring expenses	(26)	(17)	(30)	(21)	(45)
Losses from sale of shares and fixed assets, and write-downs of shares	(10)	—	(27)	—	(124)
Write-downs of UMTS investments	(4,280)	—	(4,280)	—	—
Sales and write-downs of short-term investments	(5)	—	(43)	—	(272)
Tax effect of non-recurring income and expenses	1,233	(46)	1,237	(128)	(103)
Total	3,033	542	(2,774)	742	346

  Income and expenses in underlying results have not been adjusted with the effects of businesses sold and acquired.

(1)
In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of EUR 17 million in April-June 2002 and EUR 34 million in January-June 2002 (EUR 18 million in April-June 2001, EUR 35 million in January-June 2001 and EUR 69 million for the full year 2001).

BALANCE SHEET

	June 30, 2002	June 30, 2001	Dec.31, 2001
	EUR million
Fixed assets and other long-term investments
Intangible assets	90	114	98
Property, plant and equipment	1,198	1,279	1,269
Long-term investments and receivables	2,761	5,914	6,068
Total	4,049	7,307	7,435
Current assets
Inventories	15	44	33
Current loans receivable	31	67	45
Other current receivables	531	628	565
Short-term investments	962	1,915	620
Cash and cash equivalents	82	84	96
Total	1,621	2,738	1,359

TOTAL ASSETS	5,670	10,045	8,794

Shareholders' equity	1,856	3,956	4,575
Minority interest	1	17	13
Non-current liabilities
Long-term debt	2,236	2,586	2,007
Other long-term liabilities	204	145	148
Total	2,440	2,731	2,155
Current liabilities
Current debt	69	2,468	55
Current portion of long-term debt	881	287	1,418
Other current liabilities	423	586	578
Total	1,373	3,341	2,051

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	5,670	10,045	8,794

STATEMENT OF CASH FLOWS

	April- June 2002	April- June 2001	Jan.- June 2002	Jan.- June 2001	Full year 2001
	EUR million
Cash provided by operating activities
Net income	(2,933)	513	(2,663)	678	409
Depreciation and amortization	81	84	161	168	332
Write-downs of UMTS investments	4,280	—	4,280	—	—
Gain from sale of Pannon shares	—	—	(220)	—	—
Gain from sale of Sonera Info Communications	—	—	(90)	—	—
Other (gains) and losses from sale of shares and fixed assets	(53)	(604)	(55)	(890)	(883)
Sales and write-downs of short-term investments	5	—	43	—	272
Deferred tax assets	(1,257)	—	(1,257)	—	—
Change in working capital and other items	86	4	90	66	67

Total	209	(3)	289	22	197

Cash (used in) provided by investing activities
Capital expenditures	(56)	(90)	(107)	(172)	(359)
Investments in shares and shareholder loans	(3)	(31)	(123)	(431)	(572)
Proceeds from sale of shares and fixed assets	104	751	998	1,175	2,193
Change in loans receivable and other items	(422)	(2)	(775)	(77)	(39)

Total	(377)	628	(7)	495	1,223

Cash provided by (used in) financing activities
Change in long-term debt	119	204	(308)	922	1,476
Change in current debt	62	(795)	13	(1,378)	(3,793)
Equity issue	—	—	—	—	973
Dividends paid	—	(67)	—	(67)	(67)
Sale of rights related to treasury shares	—	—	—	—	1

Total	181	(658)	(295)	(523)	(1,410)

Effect of exchange rate changes	(1)	2	(1)	2	(2)
Change in cash and cash equivalents	12	(31)	(14)	(4)	8

CASH PROVIDED BY OPERATING ACTIVITIES UNDER THE DIRECT METHOD PRESENTATION:

	April- 2002	June 2001	Jan.- 2002	June 2001	Full year 2001
	EUR million
Payments received from customers	564	546	1,096	1,126	2,232
Payments to suppliers	(297)	(388)	(620)	(755)	(1,369)
Payments to personnel	(81)	(105)	(167)	(213)	(397)

Total	186	53	309	158	466

Dividends received	31	22	31	22	47
Interest income received	5	—	10	10	21
Interest expenses paid	(32)	(87)	(64)	(175)	(299)
Income taxes refunded (paid)	14	16	3	8	(41)
Other items	5	(7)	—	(1)	3
Cash provided by operating activities	209	(3)	289	22	197

EQUITY INCOME IN ASSOCIATED COMPANIES

	April- June 2002	April- June 2001	Jan.- June 2002	Jan.- June 2001	Change	Full year 2001
	EUR million
Turkcell Iletisim Hizmetleri A.S.	1	(23)	(18)	(33)	15	(61)
Fintur Holdings B.V.	(30)	(32)	(46)	(60)	14	(96)
Other GSM operators	8	14	16	25	(9)	56
UMTS associated companies	(19)	(10)	(77)	(12)	(65)	(79)
Fixed network operators	7	10	14	16	(2)	35
Other associated companies	1	—	4	—	4	2
Write-down of Group 3G	(3,844)	—	(3,844)	—	(3,844)	—
Amortization of goodwill	(14)	(15)	(28)	(30)	2	(59)

Total	(3,890)	(56)	(3,979)	(94)	(3,885)	(202)

FINANCIAL INCOME AND EXPENSES

	April-June 2002	April-June 2001	Jan.-June 2002	Jan.-June 2001	Change	Full year 2001
	EUR million
Dividend income	—	12	—	12	(12)	14
Interest income (1)	34	45	66	96	(30)	183
Interest expenses	(37)	(75)	(75)	(158)	83	(279)
Capitalized interest expenses	12	12	23	27	(4)	52
Other financial income and expenses	(1)	(3)	(2)	(2)	—	1
Exchange rate gains and losses	2	(1)	—	(2)	2	(3)
Total	10	(10)	12	(27)	39	(32)

(1)
Interest income includes non-cash interest income from Group 3G UMTS Holding GmbH totaling EUR 24 million in April-June 2002 and EUR 51 million in January-June 2002 (EUR 42 million in April-June 2001, EUR 84 million in January-June 2001 and EUR 154 million in January-December 2001).

CHANGES IN SHAREHOLDERS' EQUITY

	June 30, 2002	June 30, 2001	Full year 2001
	EUR million
Shareholders' equity on January 1	4,575	3,233	3,233
Equity issue	—	—	982
Dividends paid	—	(67)	(67)
Sale of rights related to treasury shares	—	—	2
Currency translation adjustment	(56)	112	16
Net income	(2,663)	678	409
Shareholders' equity on June 30/Dec 31	1,856	3,956	4,575

COMMITMENTS AND CONTINGENT LIABILITIES

	June 30, 2002	Dec.31, 2001
	EUR million
Assets pledged
To secure own commitments	6	6
To secure borrowings of associated companies(1)	5	24
Guarantees on behalf of associated companies
for financing	44	35
Guarantees on behalf of other companies
Guarantees on behalf of Xfera Móviles S.A.	445	428
Guarantees on behalf of Ipse 2000 S.p.A.	37	180
Minimum operating lease payments	263	264
Other commitments	6	31

(1)
Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totals EUR 5 million (December 31, 2001: EUR 23 million).

DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2002		Dec.31,2001
	Contract value	Carrying value	Fair value	Fair value
	EUR million
Forward foreign
exchange contracts	170	9	9	(1)
Interest rate swaps	1,607	—	(5)	41
Purchased interest rate options	220	1	—	—

        Derivative instruments are used in hedging foreign exchange and interest rate risks.

CAPITAL EXPENDITURE ON FIXED ASSETS

	April-June 2002	April-June 2001	Jan.-June 2002	Jan.-June 2001	Change %	Full year 2001
	EUR million
Mobile Communications
Finland	21	24	41	50	(18)	102
Service Businesses	4	16	8	27	(70)	53
Sonera Telecom	26	46	49	85	(42)	186
Other Operations	5	4	9	10	(10)	18
The Group	56	90	107	172	(38)	359

AVERAGE NUMBER OF PERSONNEL

	April-June 2002	April-June 2001	Jan.-June 2002	Jan.-June 2001	Change %	Full year 2001
	EUR million
Mobile Communications
Finland	1,646	1,674	1,625	1,605	1	1,792
Service Businesses	1,562	3,446	2,029	2,908	(30)	2,728
Sonera Telecom	4,078	4,914	4,209	5,037	(16)	4,795
Other Operations	912	1,081	862	1,585	(46)	1,167
The Group	8,198	11,115	8,725	11,135	(22)	10,482

BUSINESS AREAS

	April-June 2002	April-June 2001	Jan.-June 2002	April-June 2001	Change %	Full year 2001
	EUR million
Revenues
Mobile Communications Finland	319	310	620	600	3	1,213
International Mobile Communications	—	2	—	4	—	4
Service Businesses Sonera SmartTrust	12	5	17	11	55	36
Sonera Zed	11	5	18	7	157	21
Sonera Info Communications	0	22	20	39	(49)	71
Sonera Plaza	16	13	30	28	7	53
Sonera Juxto	16	17	33	34	(3)	72
Other Services	19	32	28	38	(26)	68
Total	74	94	146	157	(7)	321
Sonera Telecom
Domestic Voice Services	53	56	109	115	(5)	222
International Voice Services	38	39	73	73	0	149
Data Services	43	40	80	79	1	151
Leased Lines	15	12	30	27	11	56
Equipment Sales	32	27	60	56	7	118
Construction and Maintenance	4	10	10	13	(23)	35
Sales to other segments and other products	69	76	145	142	2	293
Total	254	260	507	505	0	1,024
Other Operations	12	14	41	45	(9)	113
Intra-Group sales	(111)	(123)	(230)	(229)	—	(488)
The Group	548	557	1,084	1,082	0	2,187
Underlying EBITDA
Mobile Communications Finland	161	161	311	305	2	604
International Mobile Communications	(1)	(2)	(3)	(5)	40	(14)
Service Businesses Sonera SmartTrust	(2)	(16)	(9)	(31)	71	(40)
Sonera Zed	(4)	(34)	(9)	(77)	88	(129)
Sonera Info Communications	0	5	3	7	(57)	9
Sonera Plaza	0	(10)	(3)	(20)	85	(33)
Sonera Juxto	(2)	(2)	(3)	(10)	70	(14)
Other Services	0	(12)	(2)	(24)	92	(37)
Total	(8)	(69)	(23)	(155)	85	(244)
Sonera Telecom	38	50	93	109	(15)	230
Other Operations	5	(18)	8	(30)	127	(14)
The Group	195	122	386	224	72	562

Operating profit
Mobile Communications Finland	130	129	248	242	2	477
International Mobile Communications	(424)	594	(206)	590	—	569
Service Businesses Sonera SmartTrust	(15)	(18)	(33)	(37)	11	(63)
Sonera Zed	(8)	(40)	(19)	(87)	78	(182)
Sonera Info Communications	0	4	93	6	—	5
Sonera Plaza	(4)	(11)	(8)	(24)	67	(57)
Sonera Juxto	(5)	(4)	(8)	(14)	43	(25)
Other Services	0	(13)	(3)	(26)	88	(62)
Total	(32)	(82)	22	(182)	112	(384)
Sonera Telecom	44	28	69	54	28	108
Other Operations	(21)	(43)	(32)	222	(114)	181
The Group	(303)	626	101	926	(89)	951

OTHER DATA

	April-June 2002	April-June 2001	Jan.-June 2002	Jan.-June 2001	Change %	Full year 2001
	EUR million
Number of subscriptions at end of period
Mobile Communications Finland
GSM subscriptions (1)			2453346	2360776	4	2421533
NMT subscriptions			31139	47672	(35)	38250
Service provider subscriptions in Sonera's network			41743	54310	(23)	50245
Total			2526228	2462758	3	2510028
GSM customer churn (%, annualized) (2)	10.7	9.5	11.5	9.9		10.1
Fixed network access lines in Finland (3)			735669	765868	(4)	753140
Traffic and use Mobile Communications Finland
Outgoing minutes (in millions)	1,139	1,068	2,186	2,050	7	4,215
Avg. monthly use per subscription (minutes)	155	150	149	145	3	145
Avg. monthly revenue per subscription (euros)	41.0	42.0	40.2	40.7	(1)	40.5
SMS messages (millions of messages)	194	181	384	356	8	744
Avg. monthly SMS messages sent per subscription	26.7	25.4	26.5	25.1	6	26.4
Avg. monthly user activity for SMS messages (% of customers)	74	72	73	71	3	72
Avg monthly user activity for content services (% of customers)	31	33	31	33	(6)	33
Fixed network in Finland (minutes in millions)
Local calls and network compensations	886	968	1,857	2,021	(8)	3,889
Long-distance calls	115	130	240	272	(12)	518
International calls	57	59	113	117	(3)	232

(1)
Excluding subscriptions of service providers.

(2)
Excluding cases with new subscription owner, but the same user as before.

(3)
ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

APPENDIX: INFORMATION ON SONERA?S DEBT

TOTAL LOAN PORTFOLIO

        Sonera's long-term and short-term loans amounted to EUR 3,186 million as of June 30, 2002 and the amount of net interest-bearing debt was EUR 2,142 million. Average interest rate of all loans was approximately 4.53 percent (including the impact of hedging measures).

LONG-TERM LOANS FROM FINANCIAL INSTITUTIONS

  •
  EUR 50 million term loan, due on December 11, 2003 that bears a variable interest rate based on Euribor (3.65 percent on June 30, 2002);

  •
  EUR 86 million term loans, due on November 6, 2008, which bear variable interest rate based on LIBOR (3.65 percent on June 30, 2002);

  •
  EUR 123 million syndicated revolving credit facility, due in semiannual installments commencing on September 17, 2002 and final maturity on March 17, 2004, with a variable interest rate based on LIBOR (3.56 percent on June 30, 2002). Facility was fully drawn as of June 30, 2002; and

  •
  EUR 511 million syndicated revolving credit facility, due in semiannual installments commencing on April 27, 2003 and final maturity on April 27, 2005 with a variable interest rate based on LIBOR (3.82 percent on June 30, 2002). EUR 500 million was drawn out of facility as of June 30, 2002.

EUR 3,000 MILLION EURO MEDIUM TERM NOTE (EMTN) PROGRAM

        Sonera has a EUR 3,000 million EMTN program, under which Sonera currently has total borrowings of EUR 2,300 million. The securities issued under the program include:

  •
  EUR 300 million 4.63 percent Fixed Rate Notes due on April 16, 2009;

  •
  EUR 1,000 million 5.63 percent Fixed Rate Notes due on March 15, 2005;

  •
  EUR 200 million 5.13 percent Fixed Rate Notes due on February 17, 2003;

  •
  EUR 500 million Floating Rate Notes due on August 16, 2002 (4.07 percent on June 30, 2002); and

  •
  EUR 300 million Floating Rate Notes due on June 7, 2004 (4.35 percent on June 30, 2002).

EUR 500 MILLION EURO COMMERCIAL PAPER PROGRAM AND EUR 500 MILLION DOMESTIC COMMERCIAL PAPER PROGRAM

  •
  EUR 24 million of Euro Commercial Paper issue maturing on April 15, 2003 was used on June 30, 2002; (interest rate 4.48 percent);

  •
  EUR 45 million of domestic Commercial Paper issues maturing between September 13 and December 16, 2002 (average interest rate 4.19 percent).

OTHER LOANS

        Other loans amounted to EUR 58 million as of June 30, 2002. Other loans include EUR 50 million of finance leases.

DEBT MATURITIES FOR NEXT 12 MONTHS

	June 30, 2002
	Long- term loans	Short- term loans	Total
	EUR million
July 2002	3	—	3
August 2002	503	—	503
September 2002	33	4	37
October 2002	2	—	2
November 2002	2	—	2
December 2002	2	41	43
January 2003	2	—	2
February 2003	202	—	202
March 2003	33	—	33
April 2003	93	24	117
May 2003	2	—	2
June 2003	4	—	4
Total	881	69	950

ANNUAL DEBT MATURITIES

	June 30, 2002
	Long- term loans	Short- term loans	Total
	EUR million
2002 (July-December)	546	45	591
2003	528	24	552
2004	550	—	550
2005	1,106	—	1,106
2006	—	—	—
2007	—	—	—
2008	86	—	86
2009	301	—	301
Total	3,117	69	3,186

BREAKDOWN OF DEBT PORTFOLIO

	June 30, 2002	Dec. 31, 2001
	EUR million
Loans from financial institutions	767	1,275
Euro Medium Term Notes	2,300	2,150
Euro Commercial Papers	24	4
Finnish Commercial Papers	45	51
Capital lease agreements	50	—
Total	3,186	3,480

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE 1(xx) July 25, 2002 at 10.00 am
SONERA'S INTERIM REPORT APRIL-JUNE 2002
CONSOLIDATED KEY FIGURES
SONERA CORPORATION Jari Jaakkola Executive Vice President, Corporate Communications & IR
DISTRIBUTION: Hex Helsinki Exchanges Major media
COMMENTING THE SECOND QUARTER RESULTS, HARRI KOPONEN, CEO OF SONERA SAID
OPERATING CASH FLOW AT RECORD-HIGH LEVELS, NON-CASH UMTS WRITE-DOWN RECORDED IN THE SECOND QUARTER EARNINGS
UNDERLYING EBITDA FOR JANUARY-JUNE 72% AHEAD OF LAST YEAR
BUSINESS AREAS MOBILE COMMUNICATIONS FINLAND CONTINUES STRONG PERFORMANCE
EQUITY LOSSES NARROW AT INTERNATIONAL GSM MOBILE COMMUNICATIONS, NUMBER OF SUBSCRIBERS GROWS
NON-CASH WRITE-DOWNS REDUCE THE CARRYING VALUE OF SONERA'S INTERNATIONAL UMTS INVESTMENTS TO EUR 72 MILLION
EBITDA LOSSES OF SERVICE BUSINESSES WITHIN TARGET
SALE OF PRIMATEL REDUCES HEADCOUNT OF SONERA TELECOM SIGNIFICANTLY
LEGAL AND REGULATORY DEVELOPMENTS
CLEARLY IMPROVED FREE CASH FLOW HELPS IN DEBT REPAYMENTS
CASH PROCEEDS OF EUR 216 MILLION FROM SALE OF NON-CORE ASSETS DURING THE QUARTER
NET DEBT FALLS TO EUR 2.1 BILLION
SONERA SHARE
SONERA REFOCUSES BUSINESS ORGANIZATION TO AN INTEGRATED CUSTOMER-DRIVEN APPROACH
EU APPROVAL OF TELIA-SONERA MERGER RECEIVED
FULL-YEAR OUTLOOK
FINANCIAL INFORMATION
FORWARD-LOOKING STATEMENTS
CAUTIONARY DISCLAIMER/LEGEND
INCOME STATEMENT
UNDERLYING RESULTS (EXCLUDING NON-RECURRING INCOME AND EXPENSES)
BALANCE SHEET
STATEMENT OF CASH FLOWS
CASH PROVIDED BY OPERATING ACTIVITIES UNDER THE DIRECT METHOD PRESENTATION
EQUITY INCOME IN ASSOCIATED COMPANIES
FINANCIAL INCOME AND EXPENSES
CHANGES IN SHAREHOLDERS' EQUITY
COMMITMENTS AND CONTINGENT LIABILITIES
DERIVATIVE FINANCIAL INSTRUMENTS
CAPITAL EXPENDITURE ON FIXED ASSETS
AVERAGE NUMBER OF PERSONNEL
BUSINESS AREAS
OTHER DATA
APPENDIX: INFORMATION ON SONERA?S DEBT
TOTAL LOAN PORTFOLIO
LONG-TERM LOANS FROM FINANCIAL INSTITUTIONS
EUR 3,000 MILLION EURO MEDIUM TERM NOTE (EMTN) PROGRAM
EUR 500 MILLION EURO COMMERCIAL PAPER PROGRAM AND EUR 500 MILLION DOMESTIC COMMERCIAL PAPER PROGRAM
OTHER LOANS
DEBT MATURITIES FOR NEXT 12 MONTHS
ANNUAL DEBT MATURITIES
BREAKDOWN OF DEBT PORTFOLIO
SIGNATURES